SO 2/22/05

AM 2-22-2005

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05036508

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65284

SEC MAIL RECEIVED FEB 17 2005 WASH. D.C. 152 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Integral Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1072 S. De Anza Blvd., Suite A 206
(No. and Street)

San Jose (City) California (State) 95129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Weiming Ho (408) 996-1118
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weiming Ho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integral Financial, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Santa Clara
Subscribed and sworn (or affirmed) to before me this 12 day of Jan, 2005

Tan-Yel B. Shelton
Notary Public

Weiming Ho
Signature

1/12/2005
Title

TAN-YEL B. SHELTON
COMM. #1486465
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Apr. 27, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Integral Financial, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Integral Financial, LLC

I have audited the accompanying statement of financial condition of Integral Financial, LLC as of December 31, 2004, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integral Financial, LLC as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Integral Financial, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash and cash equivalents	$ 168,188
Receivables from broker-dealers	22,527
Deposits held at clearing firm	50,630
Furniture, fixtures, equipments and automobile, net of $10,067 accumulated depreciation	42,287
Prepaid expense	3,329
Total assets	$ 286,961

Liabilities and Members' equity

Liabilities

Accounts payable	$ 5,060
Payroll tax payable	1,276
Commissions payable	2,742
Automobile loan payable, current	26,808
Total liabilities	35,886
Members' equity	251,075
Total liabilities and Members' equity	$ 286,961

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Operations
For the year ended December 31, 2004

Revenue	
Commission revenue	$ 128,637
Consulting income	78,018
Other income	14,863
Total revenue	221,518
Expenses	
Advertising	31,298
Employee compensation	41,800
Commission expense	63,334
Occupancy	20,160
Taxes, other than income taxes	5,487
Other operating expenses	80,912
Total expenses	242,991
Income (loss) before income tax provision	(21,473)
Income tax provision	800
Net income (loss)	$ (22,273)

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Changes in Members' equity
For the year ended December 31, 2004

	Members' Equity
Balance on January 1, 2004	$ 93,348
Member's contribution	180,000
Net income (loss)	(22,273)
Balance on December 31, 2004	$ 251,075

The accompanying notes are an integral part of these financial statements.

Integral Financial, LLC
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (22,273)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 7,127	
(Increase) decrease in:		
Receivables from broker-dealers	(17,153)	
Deposits	(1,729)	
(Decrease) increase in:		
Accounts payable	3,753	
Commission payable	549	
Total adjustments		(7,453)
Net cash and cash equivalents provided (used in) by operating activities		(29,726)
Cash flows from investing activities:		
Deposit at clearing firm	(241)	
Purchase of equipments and automobile	(10,777)	
Net cash and cash equivalents provided (used in) investing activities		(11,018)
Cash flows from financing activities:		
Principal payment of automobile loan	(2,979)	
Member's contribution	180,000	
Net cash and cash equivalents provided (used in) financing activities		177,021
Net increase (decrease) in cash and cash equivalents		136,277
Cash and cash equivalents at beginning of year		31,911
Cash and cash equivalents at end of year		$ 168,188
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ 422	
Income taxes	$ 800	

Non-cash transaction:
On June 13, 2004, the Company purchased an automobile costing $34,787. Of this amount, $29,787 was financed through a collateral loan payable. (See Note 3 and Note 6)

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Integral Financial, LLC (the "Company"), was incorporated in the State of California on February 2, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), and the Securities Investors Protection Corporation (SIPC).

The Company does not hold customer securities, and trades on a fully disclosed basis through Southwest Securities, Inc. Commission income consist of security traders of buys and sells. Consulting income consist of assisting brokers study and prepare for NASD exams.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture, fixtures, equipments, and automobile are stated at cost. The Company depreciates its furniture, fixtures, equipments, and automobile using the straight line method of depreciation over the property and equipment's useful lives of five to seven years.

Commission income and expenses are recorded on trade date basis.

Advertising costs are expensed as incurred.

The Company has elected to be a Partnership and accordingly has its income taxed under of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the stockholders are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise tax and a gross receipt tax over the minimum Franchise fee of $800

Note 2: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $50,630 with Southwest Securities, Inc. as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 3: FURNITURE, FIXTURES, AND EQUIPMENTS, NET

The furniture, fixtures, equipments and automobile are recorded at cost.

		Depreciable Life Years
Furniture and fixtures	$ 2,457	7
Equipments	15,110	5
Automobile	34,787	5
	52,354	
Less accumulated depreciation	(10,067)	
Furniture, fixtures, and equipments, net	$ 42,287	

Depreciation expense for the year ended December 31, 2004 was $7,127

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Partnership tax status, therefore no federal income tax provision is provided.

All tax effects of the partnership's income or loss are passed through to the partners individually. The company recorded $800 in its tax provision in accordance with California limited partnership regulations.

Note 5: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 20,160

Note 6: LONG-TERM DEBT

Note payable to automobile dealership, payable in 60 equal monthly installments of $567 (including interest at 5.25%), collateralized by an automobile with a net book value of $30,729 at December 31, 2004	$ 26,808
Less current portion	(5,363)
	$ 21,445

Cash payment for interest on this note was $422 for the year ended December 31, 2004.

Maturities of long term-debt

Year ending December 31,	Amount
2005	5,838
2006	6,144
2007	6,466
2008	2,997
	$ 21,445

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2004, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities.* In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2004. The consolidation requirements apply to transactions entered into prior to February 1, 2004 in the first fiscal year or interim period beginning after June 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2004, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2004 did not have a material impact on the Company's financial statements.

In April 2004, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2004. The adoption of this Statement did not have a material impact on the Company's financial statements.

NOTE 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In May 2004, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2004, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2004. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 8: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $204,446, which was $199,446 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($35,886) to net capital was 0.18 to 1, which is less than the 8 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 205,620
Adjustments:		
Members' equity	$ (1,690)	
Non-allowable assets	517	
Haircuts on money market accounts	(1)	
Total adjustments		(1,174)
Net capital per audited statements		$ 204,446

Integral Financial, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Members' equity	$ 251,075	
Total Members' equity		$ 251,075
Less: Non allowable assets		
Furniture, fixtures, equipments and automobile, net	(42,287)	
Prepaid expenses	(3,329)	
Total non-allowable assets		(45,616)
Net capital before haircuts		205,459
Less: Haircuts		
Haircuts on money market accounts	(1,013)	
Total Haircuts		(1,013)
Net Capital		204,446
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 2,392	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 199,446
Ratio of aggregate indebtedness to net capital	0.18: 1	

There was a difference of $1,174 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. (See Note 9)

See independent auditor's report.

Integral Financial, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2004

A computation of reserve requirement is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Integral Financial, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Integral Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Integral Financial, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Integral Financial, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Integral Financial, LLC for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by Integral Financial, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2005